

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 5, 2024

Michael Sonnenshein
Chief Executive Officer
Grayscale Bitcoin Mini Trust (BTC)
290 Harbor Drive, 4th Floor
Stamford, Connecticut 06902

> **Re: Grayscale Bitcoin Mini Trust (BTC)**
> **Registration Statement on Form S-1**
> **Filed March 12, 2024**
> **File No. 333-277837**

Dear Michael Sonnenshein:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1

General

1. We note that your registration statement includes a number of blanks or omitted information throughout. Please revise to include this information in your next amendment, or tell us when you intend to do so. Please also confirm your understanding that the staff will need sufficient time to review this information, and we may have additional comments at that time.

Risk Factors, page 17

2. To the extent material, please discuss the risk that there may be less liquidity or wider spreads in the market for the Shares as compared to the GBTC Shares.

Material U.S. Federal Income Tax Consequences, page 118

3.   We note that your discussion of tax consequences is based on the assumption that the Trust will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to describe the reasons for and level of any uncertainty associated with grantor trust status. In addition, to the extent counsel intends to file a short-form tax opinion, please revise to state clearly that the disclosure in this section of the prospectus is the opinion of the counsel.

The Spin-Off, page 127

4.   Please tell us and enhance your disclosures how you intend to account for the Spin-Off and reference authoritative guidance to support your determinations. Ensure your response addresses the following:
   - Your determination to account for the transaction as a Spin-off and the relevant authoritative guidance to support your determination, including consideration of the trust grantor structures and the process you will take to effect the Spin-off. Explain why this transaction is not effectively the sale of bitcoin by GBTC and, by the nature of its pass-through tax structure, its shareholders in exchange for shares of BTC.
   - Your consideration of the definition of predecessor as defined by Rule 405 of Regulation C in applying to the Grayscale Bitcoin Trust (GBTC) and the guidance in Rules 3-01 and 3-02 of Regulation S-X in determining if the financial statements of GBTC are required.
   - Your consideration of the guidance in Article 11-01(a)(7-8) of Regulation S-X and if you intend to provide pro forma financial information giving effect to the Spin-off, including consideration of SAB Topic 1.B.2 and SAB Topic 5.Z.7, to reflect for example, the financial statement impact of lower fees.
   - Revise management's discussion and analysis to discuss the predecessors historical operating results for the periods presented consistent with your determinations above.
   - Tell us the audited financial statements you intend to include in the registration statement in future amendments and for which entities.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Michael Sonnenshein
Grayscale Bitcoin Mini Trust (BTC)
April 5, 2024
Page 3

      Please contact Michelle Miller at 202-551-3368 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at 202-551-3552 or Justin Dobbie at 202-551-3469 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Crypto Assets